

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 20, 2015

<u>Via E-mail</u>
Christopher Missling, PhD
Chief Executive Officer
Anavex Life Sciences Corp.
51 West 52nd Street, 7th Floor
New York, NY 10019-6163

  Re: **Anavex Life Sciences Corp.**
    Registration Statement on Form S-3
    Filed October 26, 2015
    File No. 333-207600

Dear Dr. Missling:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please file the Lincoln Capital purchase agreement and registration rights agreement as exhibits to the S-3.

2. We note that the number of your shares outstanding increased from approximately 54.8 million shares as of December 31, 2014 to approximately 124.5 million shares as of September 15, 2015, as indicated in your Form 10-Q for the period ended December 31, 2014 and the interim condensed consolidated balance sheet as of September 15, 2015 submitted in the Form 8-K filed September 28, 2015. Please explain the increase in the number of outstanding shares and address whether these issuances were in transactions that were not registered under the Securities Act of 1933. We may have further comment.

3. Please revise to indicate in the forepart of the registration statement the maximum number of shares being registered for resale along with the percentage of outstanding securities the maximum shares being registered represent.

Calculation of Registration Fee

4. Please include the amount of registration fee for the 269,397 shares of common stock, or explain why you have not done so.

Risk Factors, page 7

5. Please include a risk factor that discusses the likelihood that the company will have access to the full amount available to it under the purchase agreement.

Plan of Distribution, page 8

Secondary Offering, page 10

6. We note your statement that "[w]hen we refer to 'Selling Security Holder' in this prospectus, we mean the entity listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors, and others who later come to hold any of the Selling Security Holder's interests in shares of our common stock other than through a public sale." We additionally note your statement in the Selling Security Holder section, on page 12, that "[i]nformation concerning the Selling Security Holder may change from time to time, and any changed information will be set forth if and when required in the applicable prospectus supplements." An equity line financing registered as a resale offering may not cover sales by transferees of the selling security holder. Please revise to delete your reference to the Selling Security Holder's successors in interest in the common stock from both of these sections in the prospectus.

The Lincoln Park Transaction, page 13

7. Please disclose any past transactions with Lincoln Park or any of its affiliates and the impact of those transactions on the market price of the company's stock.

Signatures

8. Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: John D. Owens III, Esq.
   K&L Gates LLP